May 2, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Martin James

Re:	Baxter International Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2013
Filed February 21, 2014
File No. 001-04448

Dear Mr. James:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 7, 2014 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”).

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2013

Item 3. Legal Proceedings, page 15

1.	Refer to the first sentence of the third paragraph on page 98. Please tell us what matters other than those specifically identified in Note 15 are pending and how omission of disclosure regarding those matters is consistent with Regulation S-K Item 103. In this regard, please provide us, and disclose in appropriate future filings, all information required by Item 103; include, if not already in Note 15, the name of the court or agency where the matter is pending and the amount of the relief sought.

Company Response:

We respectfully advise the Staff that the first sentence of the third paragraph on page 98 is not intended to refer to any specific matters and is not an indication that other material actions are known to be contemplated, but rather is meant to inform investors of the risks of potential future actions. We will revise the language in future filings to make this point more explicit or otherwise move it to another section within the document. In addition, all pending litigation matters not identified in Note 15 have been determined

Martin James

Securities and Exchange Commission

either to be not material to the company or ordinary routine litigation incidental to the business, and as such were not disclosed in accordance with the requirements of Item 103 of Regulation S-K. Further, none of the pending litigation matters identified in Note 15 involve claims for damages in an amount that exceeds 10% of the current assets of Baxter and its subsidiaries on a consolidated basis, and as such we did not include disclosure related to the relief sought in such matters in accordance with the guidance provided in instruction (2) to Item 103.

With regard to the disclosure in Note 15 of lawsuits related to the recall of heparin products, the number of remaining pending lawsuits is less than 5% of the original 650 lawsuits that were filed. These remaining lawsuits are no longer material to the company, either individually or in the aggregate, and thus the information required by Item 103 such as the name of the court or agency where the matter is pending was not required. A brief discussion of these matters was included in Note 15 only to inform investors of the final resolution given the historically important nature of this litigation. In general, however, we understand the Staff’s comment, and in the future will include, for any legal proceeding required to be disclosed pursuant to Item 103, all information required by Item 103.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

2.	With a view toward clarified disclosure, please quantify for us the effect of each factor to which you attribute the changes in your sales.

Company Response:

We respectfully submit that we believe our previous MD&A disclosures have appropriately complied with Regulation S-K, Item 303 by including quantification of sales, sales growth and the impact of foreign currency at the franchise level. Franchise level sales represent significant components of Baxter’s existing reportable segments and are included in order to provide additional understanding of the company’s results of operations. The company provides narrative disclosures to highlight the drivers of change in franchise sales as a result of certain business factors such as supply constraints, pricing improvements, changes in demand and new products, among others. Please note where materially significant to the change in sales, the company has provided quantification of unusual or infrequent events impacting comparability with prior periods, including the impact of acquisitions and divestitures.

However, the company understands the Staff’s comment and, in future filings, will provide additional quantification within the narrative disclosures of significant factors.

Martin James

Securities and Exchange Commission

The disclosures below have been compiled from our previously disclosed Results of Operations section in the 2013 Form 10-K and updated to reflect an example of narrative disclosures for the BioScience segment which include additional quantification of those factors significant to segment sales.

BioScience

The following is a summary of net sales by franchise in the BioScience segment.

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions)	2013	2012	2011	2013	2012	2013	2012
Hemophilia	$3,437	$3,241	$3,216	6%	1%	7%	4%
BioTherapeutics	2,118	2,069	2,002	2%	3%	2%	4%
BioSurgery	717	673	580	7%	16%	6%	19%
Vaccines	292	254	255	15%	—%	18%	8%
Total BioScience net sales	$6,564	$6,237	$6,053	5%	3%	6%	6%

Net sales in the BioScience segment increased 5% and 3% in 2013 and 2012, respectively (with an unfavorable foreign currency impact of 1 percentage point in 2013 and an unfavorable foreign currency impact of 3 percentage points in 2012). Excluding the impact of foreign currency, the principal drivers impacting net sales were the following:

•	In the Hemophilia franchise, sales growth in 2013 was driven primarily by the strong demand globally for the company’s advanced recombinant therapy, ADVATE, and the company’s plasma-based inhibitor bypass therapy, FEIBA, resulting in a total favorable impact of 6 percentage points towards sales growth in 2013. Also contributing to sales growth in 2013 were shipments to Brazil as part of Baxter’s ongoing partnership with Hemobrás. Sales growth in 2012 was driven primarily by a favorable impact of 2 percentage points from strong U.S. demand for ADVATE, which was partially offset by lower tender sales in Australia in 2012.

•	In the BioTherapeutics franchise, sales increased during 2013 primarily due to growth of immunoglobulin therapies resulting from improved product availability and accelerated demand for GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)], albumin and Alpha-1 treatments, which in total contributed 4 percentage points towards sales growth in 2013. Sales growth was partially offset in 2013 by lower international sales as a result of an exit from certain markets due to previous supply constraints. Sales growth in 2012 was primarily the result of demand in the United States for GAMMAGARD LIQUID and the favorable impact from pricing benefits related to geographic mix as the company optimized its global supply in light of a planned, temporary shutdown during the second half of 2012.

•	Sales in the BioSurgery franchise in both years were favorably impacted by sales growth for Synovis, which Baxter acquired during the first quarter of 2012 and contributed 14 percentage points towards sales growth in 2012, and solid growth for the company’s surgical sealants TISSEEL and FLOSEAL.

•	In the Vaccines franchise, sales growth in both years was primarily driven by higher international sales of FSME-IMMUN (a tick-borne encephalitis vaccine) and milestone payments from ongoing collaborations relating to the development of influenza vaccines.

Martin James

Securities and Exchange Commission

Bioscience, page 28

3.	Please tell us, and disclose in future filings, when the patents mentioned on page 3 expire. In this regard, please tell us which patents, if any, expired and will expire in the near future that are resulting in or are likely to result in material competition from generic products; include in your response the portion of your revenue and income derived from those patents. Also, please provide us our analysis of how your disclosure in response to Regulation S-K Item 303 includes any required description of (1) known trends, including those related to competition and foreign exchange, (2) uncertainties, including when any material clinical trials will be completed.

Company Response:

We respectfully advise the Staff that we believe that the disclosure provided with regard to our patents is appropriate and that no additional disclosure related to our patents should be required. Baxter either owns outright or owns certain exclusive rights in many thousands of patents globally, covering all aspects of the technologies included in our broad product offerings throughout the world. No single patent has been determined to be material to Baxter’s business nor has the determination been made that the expiration of any individual patent or group of related patents will have a material impact on Baxter’s net sales or net income. Please note the Company does provide disclosure about the potential impact of loss of patent protection on its sales and future results of operations in the Risk Factors section of the Annual Report (see “If we are unable to protect our patents or other proprietary rights, or if we infringe the patents or other proprietary rights of others, our competitiveness and business prospects may be materially damaged.”), which is one of the risk factors referenced as part of Management’s Discussion and Analysis on page 24 of the Annual Report. However, we understand the Staff’s comments and in the future we will disclose information related to specific patents and their duration to the extent we determine such information to be material.

Further, while we believe, in light of the diversified nature of our business, that our disclosure comports with Item 303 of Regulation S-K, we will undertake to add additional information about known trends or uncertainties reasonably expected to have a material effect, including as they may pertain to potential competition (which at this time does not relate to patent expirations), foreign exchange and anticipated end dates of clinical trials, in future filings.

Item 8. Financial Statements

Note 4. Acquisitions and Collaborations, page 61

4.	We note that you have contingent consideration arrangements related to certain acquisitions. Please explain how you considered FASB ASC 805-30-50-1(c),

Martin James

Securities and Exchange Commission

regarding disclosure of a description of the arrangement and an estimate of the range of outcomes or whether payment is unlimited. Also, discuss how you considered the disclosure of any changes in the range of outcomes and the reasons for those changes as required by FASB ASC 805-30-50-4(a)(2). Refer to FASB ASC 805-10-55-43.

Company Response:

We respectfully submit that the company has provided a description of the contingent payment arrangements – identifying the nature of potential milestone payments (i.e. regulatory, commercial or sales) and the maximum amount of potential milestone payments under these arrangements, effectively providing a range of outcomes upon the completion of the initial acquisition. Please note the company has identified where the contingent payment arrangements also provide for future, sales-based payments (i.e. royalties), which by their nature represent unlimited future payments. However, the company understands the Staff’s comments and will include in future filings an identification of sales-based payments as unlimited but based on a percentage of future revenues, where applicable.

With regards to disclosure of changes in the range of outcomes and the reasons for those changes, the company submits that the actual range of potential outcomes for the two contingent payment liabilities disclosed in the Form 10-K – OBI-1 and ApaTech – have not changed following the initial acquisition. The changes in fair values of the contingent payment liabilities have been driven by changes in the probabilities of reaching certain milestones and changes in the discount rate used in the income approach to valuing the liabilities, rather than changes to the actual range of outcomes, such as a missed milestone.

Martin James

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310.

Very truly yours,

/s/ Robert J. Hombach
Robert J. Hombach Corporate Vice President and Chief Financial Officer